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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                               (Amendment No.4)*


                   Under the Securities Exchange Act of 1934


                  FLAMEL TECHNOLOGIES SA (a foreign company)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  338488 10 9
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 338488 10 9                                       Page 2 of 5 Pages
            -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Burr, Egan, Deleage & Co.         04-2681308
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Massachusetts
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                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          19,250
     OWNED BY             Please also refer to Attachment A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    19,250
                          Please also refer to Attachment A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      19,250    Please also refer to Attachment A
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      .12%      Please also refer to Attachment A

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IA

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
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                                    ITEM 1.

(a)  Name of Issuer: Flamel Technologies S.A. ("Issuer")

(b)  Address of Issuer's Principal Executive Offices:


          Parc Club du Moulin a Vent
          33 ave du Docteur Georges Levy
          69693 Venissieux Cedex   FRANCE

ITEM 2.

(a)  Name of Person Filing:

     Burr, Egan, Deleage & Co.

(b)  Address of Principal Business Office:


          200 Clarendon St.  Floor 51
          Boston, MA  02116

(c)  Citizenship/Place of Organization:

     Massachusetts

(d)  Title of Class of Securities: Common Stock (French Ordinary Shares)

(e)  CUSIP Number:  338488 10 9

ITEM 3.               Not applicable

Item 4. Ownership.

                      (a)  Amount Beneficially Owned:  19,250

                      (b)  PERCENT OF CLASS:  .12%

                      (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)   sole power to vote or to direct the vote: N/A

                           (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                                 19,250  Please also refer to Attachment A

                           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE
                                 DISPOSITION OF: N/A

                           (iv) shared power to dispose or to direct the disposition of: 19,250 Please also refer to Attachment A

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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Exit Filing--See Note (1) on Attachment A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.  CERTIFICATION

Not applicable

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 2001


Burr, Egan, Deleage & Co.


By: /s/ Eileen McCarthy
   _______________________

        Eileen McCarthy

        Vice President
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                     ATTACHMENT A / FLAMEL TECHNOLOGIES SA

  Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to several venture capital funds including Alta IV Limited Partnership
and C.V. Sofinnova Partners Five.    At December 31, 2000, the beneficial
ownership is as follows:

          Alta IV Limited Partnership               16,250  Common shares
          C.V. Sofinnova Partners Five               3,000  Common shares
                                                    ------
                                                    19,250  TOTAL COMMON SHARES

  The respective general partners of these funds exercise sole voting and investment power with respect to the shares owned by such funds.

  The principals of Burr, Egan, Deleage & Co. are general partners of Alta IV Management Partners, L.P. (the General Partner of Alta IV Limited Partnership). As general partners of these funds, they may be deemed to share voting and investment powers for the shares held by the funds. These principals disclaim beneficial ownership of all such shares held by the aforementioned funds except to the extent of their proportionate pecuniary interests therein.

  Mr. Jean Deleage, a director of the company, is a general partner of Alta IV Management Partners, LP. As a general partner of the fund, he may be deemed to share voting and investment powers with respect to the shares held by these funds. Burr, Egan, Deleage & Co. serves as an advisor to C.V. Sofinnova Partners Five. The principals of Burr, Egan, Deleage & Co. disclaim beneficial ownership of all such shares held by the aforementioned funds except to the extent of their proportionate pecuniary interests therein. Mr. Deleage disclaims beneficial ownership of all the shares held by the above funds except to the extent of his proportionate pecuniary interests therein.

  Mr. Deleage also personally beneficially owns 125 shares of Common Stock of the company.

  NOTES:
  ------
(1) Total beneficial ownership is significantly less than 5% of the class of securities of the company.